SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 29, 2010

On November 29, 2010, at 10:00 a.m., at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Members Almir Guilherme Barbassa and Eduardo Rath Fingerl were not present at the meeting and justified their absence. Board Members José de Freitas Mascarenhas and Paulo Henyan Yue Cesena, who were replaced by their respective alternates, José Carlos Grubisich Filho and Carla Barretto, were not present either and justified their absence. The Company’s Chief Executive Officer, Bernardo Gradin, and Officers Mauricio Ferro, Manoel Carnaúba and Décio Oddone were present at the meeting. Mr. Ismael de Abreu, member of the Company’s Fiscal Council, Mr. Guilherme Augusto Furtado, representative of the Corporate Governance department, and Mrs. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PD”), copies and related documentation of which were previously sent to the Board Members for their acknowledgment, as provided for in the Internal Regulations, and will remain duly filed at the Company’s headquarters, the following deliberations were unanimously taken, and the Executive Office is authorized to perform the acts necessary for the full implementation thereof: 1) PD.CA/BAK – 36/2010 – Extension of the term of effectiveness of the Alliance Agreement for Stoppages Management, Expansion and Maintenance of Existing Units entered into with CNO on February 16, 2007 (“Alliance Agreement”) – approval of the execution of an addendum to the Alliance Agreement to extend the term of effectiveness for a further three (3) years, pursuant to the terms and conditions set out in the respective PD; 2) PD.CA/BAK – 37/2010 – Investment Policy of Braskem S.A. – approval of the Investment Policy of Braskem S.A., pursuant to the terms and conditions set out in the respective PD; 3) PD.CA/BAK – 38/2010 – Rectification and ratification of PD.CA/BAK 28/2010, which provides for the issuance of Debt Securities in the European Capital Market (“Notes”) by Braskem Finance Limited, with guarantee from Braskem S/A – approval of the issue of Notes pursuant to the term and conditions set out in PD.CA/BAK 28/2010, as amended by this PD; 4) PD.CA/BAK – 39/2010 – Merger of Companhia Alagoas Industrial – CINAL (“Cinal”) into Braskem S.A. – authorization to call an Extraordinary General Meeting to be held at such date and time as shall be properly defined and informed upon publication in the respective Call Notice pursuant to law, in order to resolve on the proposal of merger of Cinal into the

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 29, 2010

Company, pursuant to the terms and conditions set out in the respective PD, and other relevant matters indicated in the Call Notice; II) Subjects for Acknowledgement: The persons in charge expounded the matters set out in this item of the agenda, namely: a) Presentation of Braskem’s October, 2010 Results; b) Report from the Coordinator of the Strategy and Communication Committee: meeting of November 22, 2010; and c) Report from the Coordinator of the Finance and Investment Committee: meeting of November 22, 2010; III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the Meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, November 29, 2010. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa – Vice-Chairman; Alfredo Lisboa Tellechea; Álvaro Fernandes da Cunha Filho; Carla Gouveia Barreto; José Carlos Grubisich Filho; Francisco Pais; Maria das Graças Silva Foster and Newton Sergio de Souza].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

 Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.